Management's Discussion and Analysis

For the three and six months ended June 30, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”), dated August 5, 2009, should be read in conjunction with the unaudited Interim Consolidated Financial Statements of Paramount Resources Ltd. (“Paramount” or the “Company”) for the three and six months ended June 30, 2009 and Paramount’s audited Consolidated Financial Statements and MD&A for the year ended December 31, 2008. Amounts are presented in Canadian dollars unless otherwise stated. The consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles (‘‘GAAP”) in Canada.

This document contains forward-looking information, non-GAAP measures and disclosures of barrels of oil equivalent volumes. Readers are referred to the “Advisories” heading in this document concerning such matters.

In this document “funds flow from operations”, “funds flow from operations per share - diluted”, “netback” and “net debt”, collectively the “Non-GAAP measures”, are presented as indicators of Paramount's financial performance. The Non-GAAP measures do not have standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other issuers. Certain comparative figures have been reclassified to conform to the current year’s presentation.

Additional information concerning Paramount, including its Annual Information Form, can be found on the SEDAR website at www.sedar.com.

Paramount is an independent Canadian energy company involved in the exploration, development, production, processing, transportation and marketing of petroleum and natural gas. Management’s strategy is to maintain a balanced portfolio of opportunities, to grow reserves and production in Paramount’s Principal Properties while maintaining a large inventory of undeveloped acreage, and to selectively pursue higher risk/higher return prospects. Paramount has spun-out three public entities: (i) Paramount Energy Trust in February, 2003; (ii) Trilogy Energy Trust (“Trilogy”) in April, 2005; and (iii) MGM Energy Corp. (“MGM Energy”) in January, 2007. Paramount continues to hold investments in the securities of Trilogy and MGM Energy and also holds investments in other corporations as part of its portfolio of Strategic Investments.

Paramount has divided its operations into three business segments, established by management to assist in resource allocation, assessing operating performance and achieving long-term strategic objectives: i) Principal Properties; ii) Strategic Investments; and iii) Corporate.

Paramount’s Principal Properties are divided into four Corporate Operating Units (“COUs”) as follows:

•

Kaybob consisting of properties in West Central Alberta;

•

Grande Prairie consisting of properties in Central Alberta;

•

Northern consisting of properties in Northern Alberta, the Northwest Territories and Northeast British Columbia; and

•

Southern consisting of properties in Southern Alberta, Saskatchewan, Montana and North Dakota.

Strategic Investments include investments in other entities, including affiliates, and development stage assets where there is no near-term expectation of production, but a longer-term value proposition based on spin-outs, sales, or future revenue generation.

The Corporate segment is comprised of income and expense items, including interest expense, that have not been specifically allocated to Principal Properties or Strategic Investments.

Second Quarter 2009 Highlights
	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008
($ millions, except as noted)

Financial
Petroleum and natural gas sales	40.2	102.9	80.4	179.9

Funds flow from operations	13.7	46.3	31.3	70.5
per share - diluted ($/share)	0.21	0.68	0.47	1.04

Net (loss) earnings	(2.6)	(31.9)	(26.3)	(69.9)
per share - basic ($/share)	(0.04)	(0.47)	(0.40)	(1.03)
per share - diluted ($/share)	(0.04)	(0.47)	(0.40)	(1.03)

Total assets			1,078.8	1,203.3

Long-term debt			135.7	93.8

Net debt			128.2	48.0

Operational

Sales volumes
Natural gas (MMcf/d)	59.1	67.7	55.1	66.7
Oil and NGLs (Bbl/d)	3,512	3,611	3,456	3,711
Total (Boe/d)	13,362	14,895	12,641	14,835

Average realized price
Natural gas ($/Mcf)	4.03	10.54	4.82	9.13
Oil and NGLs ($/Bbl)	57.83	115.55	51.74	102.14

Wells drilled (net)	-	4	16	20

Second Quarter Overview

Principal Properties

▪

The Kaybob COU commenced production of seven (3.4 net) natural gas wells that were drilled and tied in prior to the end of the first quarter. Kaybob has elected to delay commencing production from two (2.0 net) additional wells drilled and tied in during the first quarter in anticipation of higher gas prices.

▪

The Grande Prairie COU continued developing facility capacity at Gold Creek-Karr in anticipation of further drilling by the Company.

▪

The Northern COU temporarily shut-in wells producing approximately 400 Boe/d, pending an improvement in natural gas prices.

▪

In the third quarter, the Southern COU anticipates commencing the completion of the final North Dakota well drilled in 2008 using improvements identified following a review of previous completion results.

▪

Exploration and development capital spending decreased to $5.4 million from $10.5 million in the second quarter of 2008.

▪

Realized prices declined by 62 percent for natural gas and 50 percent for crude oil and NGLs from the second quarter of 2008.

▪

Netback decreased to $21.9 million in the second quarter of 2009 from $67.8 million in 2008.

Strategic Investments

▪

Moved the newly constructed third drilling rig to Alberta, where in the third quarter, it has commenced drilling a 100% owned well in the Grande Prairie area.

▪

Invested in Redcliffe Exploration Inc. ("Redcliffe"), a publicly traded oil and gas company.  Paramount owned approximately 15 percent of Redcliffe's Class A shares as of July 20, 2009.

Corporate

▪

Corporate general and administrative costs decreased to $4.3 million from $5.3 million in the second quarter of 2008.

▪

Renewed Paramount’s credit facility, with a borrowing base and lender commitment of $125 million.

Segment Earnings (Loss)

	Three months ended June 30		Six months ended June 30
($ millions)	2009	2008	2009	2008

Principal Properties	(14.5)	(20.6)	(35.8)	(37.8)
Strategic Investments	(7.8)	(6.2)	(13.0)	(20.1)
Corporate	(3.6)	(19.0)	(9.7)	(34.4)
Taxes	23.3	13.9	32.2	22.4
Net Loss	(2.6)	(31.9)	(26.3)	(69.9)

▪

Second quarter net loss was $2.6 million compared to $31.9 million in 2008. The current quarter Principal Property loss included the impacts of lower prices and lower production. The prior year included the impacts of unrealized financial commodity contract losses. Strategic Investment losses were slightly higher in 2009 and Corporate costs were lower due to lower stock-based compensation expenses and foreign exchange gains in the current year.

▪

Year to date net loss was $26.3 million compared to $69.9 million in the prior year. The Principal Properties loss was comparable to the prior year and includes the impact of $71.1 million of lower netback. The prior year included $71.4 million of financial commodity contract losses. The current year includes lower stock based compensation and general and administrative costs as well lower Strategic Investment losses.

Funds Flow From Operations

The following is a reconciliation of funds flow from operations to the nearest GAAP measure:

	Three months ended June 30		Six months ended June 30
($ millions, except as noted)	2009	2008	2009	2008

Cash from operating activities	21.7	40.5	39.9	73.6
Change in non-cash working capital	(8.0)	5.8	(8.6)	(3.1)
Funds flow from operations	13.7	46.3	31.3	70.5
Funds flow from operations ($/Boe)	11.29	34.15	13.69	26.10

▪

Second quarter funds flow from operations decreased by $32.6 million from the prior year to $13.7 million due primarily to a $45.9 million decrease in netback. The prior year included $12.9 million in natural gas financial contract payments and higher Corporate costs.

▪

Year to date funds flow from operations decreased by $39.2 million and include the impacts of lower netback after settlement of financial commodity contracts of $44.8 million partially offset by lower Corporate segment costs.

Principal Properties

Netbacks and Segment Earnings (Loss)

	Three months ended June 30				Six Months ended June 30
($ millions, except as noted)	2009		2008		2009		2008
		($/boe)		($/boe)		($/boe)		($/boe)
Petroleum and natural gas sales	40.2	33.04	102.9	75.92	80.4	35.14	179.9	66.62
Royalties	(3.8)	(3.12)	(15.5)	(11.43)	(9.2)	(4.02)	(28.8)	(10.66)
Operating expense and production tax	(11.2)	(9.21)	(15.9)	(11.74)	(32.7)	(14.31)	(40.9)	(15.12)
Transportation	(3.3)	(2.74)	(3.7)	(2.73)	(7.1)	(3.09)	(7.7)	(2.86)
Netback	21.9	17.97	67.8	50.02	31.4	13.72	102.5	37.98
Settlements of financial commodity contracts	-	-	(12.9)	(9.52)	11.2	4.88	(15.1)	(5.61)
Netback including settlements of financial commodity contracts	21.9	17.97	54.9	40.50	42.6	18.60	87.4	32.37
Other Principal Property items (see below)	(36.4)		(75.5)		(78.4)		(125.2)
Segment loss	(14.5)		(20.6)		(35.8)		(37.8)

Petroleum and Natural Gas Sales

	Three months ended June 30			Six months ended June 30
($ millions)	2009	2008	% Change	2009	2008	% Change
Natural gas sales	21.7	64.9	(67)	48.0	110.9	(57)
Oil and NGLs sales	18.5	38.0	(51)	32.4	69.0	(53)
Total	40.2	102.9	(61)	80.4	179.9	(55)

Second quarter revenue from natural gas, oil and NGLs sales in 2009 was $40.2 million, down 61 percent from 2008 due to the impact of lower prices and sales volumes. Year to date revenue was $80.4 million, down 55 percent from the prior year comparable period due to lower prices and volumes.

The impact of changes in prices and volumes on petroleum and natural gas sales revenue for the three and six months ended June 30, 2009 are as follows:

Three Months

($ millions)	Natural gas	Oil and NGLs	Total
Three months ended June 30, 2008	64.9	38.0	102.9
Effect of changes in prices	(35.0)	(18.3)	(53.3)
Effect of changes in sales volumes	(8.2)	(1.2)	(9.4)
Three months ended June 30, 2009	21.7	18.5	40.2

Six Months

($ millions)	Natural gas	Oil and NGLs	Total
Six months ended June 30, 2008	110.9	69.0	179.9
Effect of changes in prices	(43.0)	(31.5)	(74.5)
Effect of changes in sales volumes	(19.9)	(5.1)	(25.0)
Six months ended June 30, 2009	48.0	32.4	80.4

Sales Volumes

	Three months ended June 30
	2009			2008			Change
	Natural Gas	Oil and NGLs	Total	Natural Gas	Oil and NGLs	Total	Natural Gas	Oil and NGLs	Total
	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d

Kaybob	21.0	397	3,892	19.3	567	3,782	1.7	(170)	110
Grande Prairie	8.4	868	2,265	13.1	582	2,769	(4.7)	286	(504)
Northern	18.9	632	3,785	19.8	872	4,166	(0.9)	(240)	(381)
Southern	10.8	1,613	3,411	14.4	1,590	3,991	(3.6)	23	(580)
Other	-	2	9	1.1	–	187	(1.1)	2	(178)
Total	59.1	3,512	13,362	67.7	3,611	14,895	(8.6)	(99)	(1,533)

Second quarter natural gas sales volumes decreased to 59.1 MMcf/d in 2009 compared to 67.7 MMcf/d in 2008. The decrease was primarily a result of production declines at Chain in Southern and Mirage and Ante Creek in Grande Prairie. Other decreases included the impact of various 2008 property sales and property shut-ins in Northern. Offsetting the decreases were higher production at Smoky and Resthaven in Kaybob, Gold Creek-Karr in Grande Prairie and Bistcho in Northern, as wells drilled in the first quarter were brought on production in April. Grande Prairie’s 2008 second quarter volumes included a one time increase of approximately 2.6 MMcf/d related to the resolution of a dispute regarding the payout status of a well.

Second quarter crude oil and NGLs sales volumes decreased to 3,512 Bbl/d in 2009 compared to 3,611 Bbl/d in 2008 primarily as a result of declines at Cameron Hills in Northern partially offset by increases from waterflood at Crooked Creek, the 2009 drilling program at Gold Creek-Karr in Grande Prairie, and increases from Southern’s 2008 North Dakota drilling program.

	Six months ended June 30
	2009			2008			Change
	Natural Gas	Oil and NGLs	Total	Natural Gas	Oil and NGLs	Total	Natural Gas	Oil and NGLs	Total
	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d

Kaybob	19.3	475	3,697	19.8	668	3,963	(0.5)	(193)	(266)
Grande Prairie	8.1	832	2,184	11.0	636	2,465	(2.9)	196	(281)
Northern	16.5	485	3,227	19.6	816	4,074	(3.1)	(331)	(847)
Southern	11.2	1,664	3,530	15.0	1,588	4,087	(3.8)	76	(557)
Other	-	-	3	1.3	3	246	(1.3)	(3)	(243)
Total	55.1	3,456	12,641	66.7	3,711	14,835	(11.6)	(255)	(2,194)

Year to date natural gas sales volumes decreased to 55.1 MMcf/d in 2009 compared to 66.7 MMcf/d in 2008. The decrease was primarily a result of production declines at Chain in Southern and at Cameron Hills and Clarke Lake in Northern. Other decreases included normal production declines across properties as well as the impacts of various 2008 property sales, which were partially offset by new production from the 2008/2009 capital program.

Year to date crude oil and NGLs sales volumes decreased to 3,456 Bbl/d in 2009 compared to 3,711 Bbl/d in 2008 as a result of declines at Cameron Hills in Northern partially offset by increases from waterflood at Crooked Creek in Grande Prairie and North Dakota in Southern.

Average Realized Prices

	Three months ended June 30			Six months ended June 30
	2009	2008	% Change	2009	2008	% Change
Natural gas ($/Mcf)	4.03	10.54	(62)	4.82	9.13	(47)
Oil and NGLs ($/Bbl)	57.83	115.55	(50)	51.74	102.14	(49)
Total ($/Boe)	33.04	75.92	(56)	35.14	66.62	(47)

Commodity Prices

Key monthly average commodity price benchmarks and foreign exchange rates are as follows:

	Three months ended June 30			Six months ended June 30
	2009	2008	% Change	2009	2008	% Change
Natural Gas
New York Mercantile Exchange
(Henry Hub Close) (US$/MMbtu)	3.60	10.93	(67)	4.25	9.48	(55)
AECO (Cdn$/GJ)	3.47	8.87	(61)	4.41	7.82	(44)
Crude Oil
West Texas Intermediate (US$/Bbl)	59.62	123.98	(52)	51.39	110.94	(54)
Edmonton par (Cdn$/Bbl)	66.16	126.25	(48)	57.19	112.19	(49)
Foreign Exchange
Cdn$/1US$	1.167	1.010	16	1.206	1.007	20

Commodity Price Management

Paramount, from time to time, uses financial and physical commodity price instruments to reduce exposure to commodity price volatility. Paramount has not designated any of the financial instrument contracts as hedges, and as a result changes in the fair value of these contracts are recognized in earnings.

Settlements of financial commodity contracts are as follows:

	Three months ended June 30		Six months ended June 30
($ millions, except as noted)	2009	2008	2009	2008
(Paid) received on settlement
Gas contracts	-	(6.8)	11.2	(6.8)
Crude contracts	-	(6.1)	-	(8.3)
Total	-	(12.9)	11.2	(15.1)

At June 30, 2009, Paramount did not have any financial commodity contracts outstanding. Paramount has a long-term physical contract expiring in 2011, to sell 3,400 GJ/d of natural gas at a fixed price of $2.52/GJ plus an escalation factor, which has a fair value loss of $4.6 million at June 30, 2009.

Royalties

	Three months ended June 30			Six months ended June 30
($ millions, except as noted)	2009	2008	% Change	2009	2008	% Change
Natural gas	1.3	9.4	(86)	3.4	18.0	(81)
Oil and NGLs	2.5	6.1	(59)	5.8	10.8	(46)
Total	3.8	15.5	(75)	9.2	28.8	(68)
Royalty rate (%)	9.4	15.1	(38)	11.5	16.0	(28)

Second quarter royalties decreased to $3.8 million in 2009 compared to $15.5 million in 2008. Natural gas royalties decreased by 86 percent, primarily as a result of lower natural gas revenue and lower royalty rates in connection with Alberta’s new royalty framework (“NRF”) because of low market prices and rate adjustments for deep wells. Second quarter oil and NGLs royalties also declined due to lower revenue and lower production.

Consistent with the second quarter, year to date natural gas royalties declined by 81 percent and include the impacts of lower natural gas revenue, lower royalty rates in connection with the NRF in Alberta, and starting production of eight (4.7 net) wells in the second quarter to qualify for a lower Alberta royalty rate. Oil and NGLs royalties also decreased consistent with the second quarter.

The impact of changes in revenue and royalty rates on royalty expense for the three and six months ended June 30, 2009 is as follows:

Three Months

($ millions)	Total
Three months ended June 30, 2008	15.5
Effect of changes in revenue	(9.4)
Effect of changes in royalty rates	(2.3)
Three months ended June 30, 2009	3.8

Six Months

($ millions)	Total
Six months ended June 30, 2008	28.8
Effect of changes in revenue	(15.9)
Effect of changes in royalty rates	(3.7)
Six months ended June 30, 2009	9.2

Operating Expense and Production Tax

	Three months ended June 30			Six months ended June 30
($ millions)	2009	2008	% Change	2009	2008	% Change
Operating expense	10.9	15.1	(28)	31.8	39.4	(19)
Production tax	0.3	0.8	(63)	0.9	1.5	(40)
Total	11.2	15.9	(30)	32.7	40.9	(20)

Operating expense in the second quarter of 2009 decreased to $10.9 million compared to $15.1 million in 2008 and reflect one time adjustments for lower than expected first quarter operating expenses including turnaround costs at Cameron Hills and Bistcho in Northern and lower than expected waterflood costs at Crooked Creek in Grande Prairie. Current quarter operating costs also decreased due to lower overall production, property sales, facility decommissioning, well shut-ins, and increased third party processing income in Grande Prairie and Northern.

Year to date operating expenses decreased by $7.6 million; primarily due to lower turnaround, decommissioning, and other operating costs in Northern.

Current year production tax in the United States has decreased consistent with lower prices and includes refunds related to low production wells.

Transportation Expense

	Three months ended June 30			Six months ended June 30
($ millions)	2009	2008	% Change	2009	2008	% Change
Transportation expense	3.3	3.7	(11)	7.1	7.7	(8)

Second quarter transportation expense decreased to $3.3 million in 2009 compared to $3.7 million in 2008, primarily as a result of lower production volumes. Transportation costs include the expenses of shipping gas to sales points in California and the United States East coast. Transportation costs per Boe increased in the current year due to having less production volume over similar fixed costs.

Other Principal Property Items

	Three months ended June 30		Six months ended June 30
($ millions)	2009	2008	2009	2008
Depletion, depreciation and accretion	35.8	30.1	66.4	57.2
Exploration	1.6	1.6	2.7	5.4
Dry hole	-	-	-	5.3
Loss (gain) on sale of property plant and equipment	(0.3)	0.3	-	0.8
Commodity contracts – net of settlements	-	43.4	9.8	56.2
Other items	(0.7)	0.1	(0.5)	0.3
Total	36.4	75.5	78.4	125.2

Depletion, depreciation and accretion expense for the second quarter increased to $35.8 million or $29.40/Boe in 2009 compared to $30.1 million or $22.20/Boe in 2008.

Exploration expense decreased consistent with a lower 2009 capital budget. The 2008 dry hole expense related primarily to unsuccessful wells in Northern and Grande Prairie.

Strategic Investments

	Three months ended June 30		Six months ended June 30
($ millions)	2009	2008	2009	2008
Loss from investments	(6.9)	(5.9)	(10.9)	(18.6)
Drilling, net	(0.2)	0.2	(0.8)	(0.7)
Other (expense) income	(0.7)	(0.5)	(1.3)	(0.8)
Segment Loss	(7.8)	(6.2)	(13.0)	(20.1)

Strategic Investments at June 30, 2009 include the following:

•

investments in Trilogy, MGM Energy, Nuloch Resources Inc., and Paxton Corporation;

•

oil sands resources at Hoole, shares of MEG Energy Corp. and carbonate bitumen holdings; and

•

drilling rigs operated by Paramount’s wholly owned subsidiary, Paramount Drilling U.S. LLC (“Paramount Drilling”) in the United States, and Fox Drilling Inc. in Canada.

The second quarter 2009 loss from equity investments included $6.5 million of equity losses related to Trilogy compared to $5.0 million in 2008. The 2008 six month period also included $4.5 million of dilution losses related to MGM Energy.

Paramount owns three drilling rigs: two are located in the United States, and the newly constructed third rig was moved to Canada during the second quarter for completion and commissioning. The Company has commenced drilling with the third rig as part of Grande Prairie’s Gold Creek-Karr deep well program in the third quarter. Because of current project economics, Paramount is not presently drilling in North Dakota. The previously disclosed third party drilling contract has been cancelled.

Corporate

	Three months ended June 30		Six months ended June 30
($ millions)	2009	2008	2009	2008
General and administrative	4.3	5.3	8.2	13.3
Stock-based compensation	0.2	11.0	0.4	13.9
Interest and financing charges	3.3	2.4	5.9	5.1
Debt extinguishment and other	-	-	-	1.3
Foreign exchange (gain) loss	(4.4)	0.3	(5.2)	2.4
Other (income) expense	0.2	-	0.4	(1.6)
Corporate costs	3.6	19.0	9.7	34.4

Second quarter Corporate segment net costs were $3.6 million in 2009 compared to $19.0 million in 2008. General and administrative costs decreased primarily due to lower personnel costs.  Interest and financing charges increased over the prior year three and six month periods as the Company has drawn on its credit facility.

Capital Expenditures

	Three months ended June 30		Six months ended June 30
($ millions)	2009	2008	2009	2008
Geological and geophysical	1.5	1.6	2.7	5.3
Drilling and completions	1.5	8.9	38.8	56.4
Production equipment and facilities	2.4	–	19.4	12.9
Exploration and development expenditures	5.4	10.5	60.9	74.6
Land and property acquisitions	1.5	1.8	2.8	4.0
Cash proceeds on dispositions	(0.3)	(6.2)	(0.5)	(12.6)
Principal Properties	6.6	6.1	63.2	66.0
Strategic Investments	1.8	5.1	8.9	5.1
Corporate	-	0.5	-	0.7
Net capital expenditures	8.4	11.7	72.1	71.8

Second quarter exploration and development expenditures were $5.4 million compared to $10.5 million in 2008. Spending in the second quarter was primarily related to facility development and drilling for Grande Prairie’s deep gas program at Gold Creek-Karr. The 2009 exploration and development budget remains at $90 million and capital spending for the remainder of the year is expected to be primarily directed at Grande Prairie’s Gold Creek-Karr and Valhalla projects, the Resthaven and Musreau area in Kaybob, and Chain in Southern Alberta. The budget remains flexible and depending upon future economic conditions, the Company may increase or decrease planned spending. Northern’s capital program is substantially complete for 2009.

Strategic Investments capital expenditures during the quarter included $1.7 million for the third drilling rig resulting in year to date expenditures of $6.9 million. The Company also spent $2.0 million in the first quarter drilling seven oil sands evaluation wells at Hoole.

Wells drilled are as follows:

	Three months ended June 30				Six months ended June 30
(wells drilled)	2009		2008		2009		2008
	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)

Gas	1	-	4	1	14	8	20	10
Oil	-	-	4	3	1	1	14	9
Oil sands evaluation	-	-	-	-	7	7	-	-
Dry and abandoned	-	-	-	-	-	-	2	1
Total	1	-	8	4	22	16	36	20

 (1) Gross is the number of wells that Paramount has a working interest or a royalty interest that may be converted to a working interest.

(2) Net is the aggregate number of wells obtained by multiplying each gross well by Paramount’s percentage of working interest.

Liquidity and Capital Resources

($ millions)	June 30, 2009	December 31, 2008	Change
Working capital surplus (1)	(8.4)	(12.9)	4.5
Credit facility	31.8	-	31.8
US Senior Notes (excluding unamortized financing fees)	104.8	110.4	(5.6)
Net debt	128.2	97.5	30.7
Share capital	300.0	302.7	(2.7)
Contributed surplus	2.7	2.4	0.3
Retained earnings	445.3	473.4	(28.1)
Accumulated Other Comprehensive Income	1.2	-	1.2
Total	877.4	876.0	1.4

(1)Excludes risk management assets and liabilities and stock-based compensation.

The current economic environment remains challenging and uncertain. The global recession, weak natural gas prices, changing regulations, volatile financial markets and limited access to capital markets continue to influence Paramount’s business environment and future plans.

Working Capital

Paramount’s working capital surplus at June 30, 2009 was $8.4 million compared $12.9 million at December 31, 2008. Included in working capital at June 30, 2009 was $22.1 million in cash and cash equivalents. The decrease in working capital is primarily due to capital spending, partially offset by credit facility drawings, funds flow from operations and $12.2 million received on the foreign exchange collar settlement.

Paramount expects to finance the remainder of its 2009 operations, contractual obligations, and capital expenditures from funds flow from operations, existing cash and cash equivalents, and borrowing capacity.

Bank Credit Facility

During the second quarter of 2009, Paramount renewed its credit facility. Both the borrowing base and lender commitments are $125 million. The credit facility is available on a revolving basis to April 30, 2010 and can be extended a further 364 days upon request, subject to approval by the lenders. In the event the revolving period is not extended, the facility would be available on a non-revolving basis for an additional year, at which time the facility would be due and payable. The amount available under the credit facility is reduced by $16.4 million for outstanding undrawn letters of credit.

As of June 30, 2009, $31.8 million was drawn on the credit facility.

US Senior Notes

At June 30, 2009 the outstanding balance of Paramount’s 8.5% US Senior Notes remains at US$90.2 million ($104.8 million).

Share Capital

In November 2008, Paramount received regulatory approval under Canadian securities laws to purchase Common Shares under a Normal Course Issuer Bid (“NCIB”), commencing November 20, 2008 for a twelve month period. Under the NCIB, Paramount may purchase for cancellation up to 3,387,456 Common Shares. For the six months ended June 30, 2009, Paramount purchased 615,600 Common Shares under the NCIB for a total cost of $4.2 million.

At July 31, 2009, Paramount had 65,947,093 Common Shares and 3,719,000 Stock Options outstanding (648,167 exercisable).

Quarterly Information

	2009		2008				2007
($ millions, except as noted)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Petroleum and natural gas sales	40.2	40.2	54.7	83.5	102.9	77.0	61.8	61.9

Funds flow from operations	13.7	17.6	68.2	40.9	46.3	24.2	22.9	21.7
per share - diluted ($/share)	0.21	0.27	1.01	0.60	0.68	0.36	0.33	0.31

Net earnings (loss)	(2.6)	(23.7)	(150.5)	103.9	(31.9)	(38.0)	(156.5)	(82.2)
per share - basic ($/share)	(0.04)	(0.36)	(2.23)	1.53	(0.47)	(0.56)	(2.29)	(1.17)
per share - diluted ($/share)	(0.04)	(0.36)	(2.23)	1.53	(0.47)	(0.56)	(2.29)	(1.17)

Sales volumes
Natural gas (MMcf/d)	59.1	51.1	53.4	57.3	67.7	65.8	67.6	73.5
Oil and NGLs (Bbl/d)	3,512	3,398	3,298	3,657	3,611	3,811	2,984	3,977
Total (Boe/d)	13,362	11,912	12,202	13,206	14,895	14,775	14,248	16,231

Average realized price
Natural gas ($/Mcf)	4.03	5.73	7.43	8.65	10.54	7.68	6.43	5.31
Oil and NGLs ($/Bbl)	57.83	45.38	60.04	112.64	115.55	89.44	79.77	70.99

Significant Items Impacting Quarterly Results

Quarterly earnings variances include the impacts of changing production volumes and market prices.

Second quarter 2009 earnings include increased future income tax recoveries and lower operating expenses.

First quarter 2009 earnings include lower Corporate costs and Strategic Investment losses.

Fourth quarter 2008 earnings include a $54.9 million write-down of petroleum and natural gas properties and goodwill and a $96.9 million investment impairment provision.

Third quarter 2008 earnings include $79.6 million of mark-to-market gains on financial commodity contracts and $29.8 million of equity investment income.

Second quarter 2008 earnings include $5.9 million of equity investment losses and mark-to-market losses of $56.4 million on financial commodity contracts.

First quarter 2008 earnings include $12.7 million of equity investment losses primarily related to MGM Energy and mark-to-market losses of $15.0 million on financial commodity contracts.

Fourth quarter 2007 earnings include a $192.4 million write-down of petroleum and natural gas properties, primarily related to natural gas producing properties.

Third quarter 2007 earnings include a write-down of petroleum and natural gas properties of $79.6 million related to Kaybob and Northern.

Significant Equity Investees

The following table summarizes the assets, liabilities and results of operations of Paramount’s significant equity investees. The amounts summarized have been derived directly from the investees’ financial statements as at and for the periods ended June 30, 2009 and 2008, and do not include Paramount’s adjustments when applying the equity method of investment accounting. As a result, the amounts included in the table below cannot be used to derive Paramount’s equity income and net investment in Trilogy and MGM Energy.

($ millions, except as noted)	Trilogy		MGM Energy
As at June 30	2009	2008	2009	2008
Current assets	56.2	75.1	16.4	26.7
Long term assets	869.0	901.8	242.1	255.2
Current liabilities	58.5	155.9	7.9	10.5
Long term liabilities	481.1	488.0	2.7	1.7
Equity	385.6	333.0	247.8	269.7

Six months ended June 30	2009	2008	2009	2008
Revenue	120.6	252.1	0.2	1.5
Expenses	142.9	267.2	43.3	68.0
Tax expense (recovery)	(8.4)	3.0	-	(16.6)
Net Loss	(13.8)	(18.1)	(43.1)	(49.9)
Units/shares outstanding at June 30 (thousands)	98,295	96,210	263,195	128,944
Paramount’s equity interest at June 30(1)	23.6%	21.4%	16.7%	16.7%

(1)

Readers are cautioned that Paramount does not have any direct or indirect interest in or right to the equity investees’ assets or revenue nor does Paramount have any direct or indirect obligation in respect of or liability for the equity investees’ expenses or obligations.

Trilogy had 3.8 million trust unit options outstanding (0.3 million exercisable) at June 30, 2009 at exercise prices ranging from $4.85 to $12.88 per unit. MGM Energy had 11.0 million stock options outstanding (2.1 million exercisable) at June 30, 2009 at exercise prices ranging from $0.16 to $5.00 per share.

Outlook Update

The 2009 exploration and development budget of $90 million excluding land purchases remains unchanged. The Company’s current capital plan remains flexible and, depending upon future economic conditions, the Company may increase or decrease the capital budget. Year to date production of 12,641 Boe/d is consistent with expectations and Paramount continues to forecast annual average production of 12,500 Boe/d based on the current exploration and development budget.

Subsequent Event

In July 2009, Paramount acquired an additional 13.9 million Class A shares of Redcliffe for $3.6 million. As of the closing of Redcliffe’s public offering on July 20, 2009, Paramount owned approximately 15 percent of Redcliffe’s Class A shares.

Future Accounting Changes

International Financial Reporting Standards

The Accounting Standards Board of Canada has announced that accounting standards in Canada, as used by public companies, will be converted to International Financial Reporting Standards (“IFRS”) for fiscal years beginning on January 1, 2011. The Company commenced the IFRS transition process in 2008, which includes four key phases:

• Project Management – A steering committee has been established to monitor the transition and a project team has been assembled to research, analyze and implement the transition to IFRS according to the project plan.

• Diagnostic - A diagnostic has been completed to identify key differences between existing Canadian GAAP and IFRS, as they relate to the Company.

• Research and policy design – This phase will identify policy changes from current practice and includes an analysis of policy alternatives where applicable. This phase is ongoing and expected to be substantially completed during the third quarter of 2009. Currently, the project team is preparing Company specific accounting position papers based on the research conducted. The position papers are being reviewed by the Company’s independent auditors for completeness.

• Implementation – This phase will include employee and stakeholder training, approval and implementation of accounting policy changes, implementation of new and changed processes, implementation and testing of new systems and controls as well as the preparation of an opening IFRS balance sheet. This phase is expected to commence during the third quarter of 2009.

Paramount’s steering committee consists of senior members of management who are responsible for approval of policy recommendations where alternatives are permitted. Through the diagnostic, the Company has identified property plant and equipment as one key difference, among others. Although Paramount follows the successful efforts method of accounting for oil and gas operations, the transition to IFRS will require certain policy, process and disclosure changes, including impairment testing levels and exploration phase accounting. Prior year’s impairments and depreciation will also be required to be calculated on a retroactive basis and reversed in certain circumstances.

Other significant differences include, but are not limited to, accounting for stock-based compensation and asset retirement obligations. The project team has completed the preliminary determination of its cash generating units, which will impact impairment and depreciation, and is completing its analysis of other accounting changes.

Advisories

Forward-looking Information

Certain statements in this document constitute forward-looking information under applicable securities legislation. Forward-looking information in this document includes, but is not limited to: business strategies and objectives, financing plans, planned capital expenditures, future production levels, product pricing, exploration and development plans and the timing thereof, drilling results, operating and other costs, royalty rates and general economic conditions, as they relate to Paramount.

Such forward-looking information is based on a number of assumptions which may prove to be incorrect.  The following assumptions have been made, in addition to any other assumptions identified in this document:

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future oil and gas prices and general economic and business conditions;

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the ability of Paramount to obtain required capital to finance its exploration, development and operations;

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the ability of Paramount to obtain equipment, services, supplies and personnel in a timely manner to carry out its activities;

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the ability of Paramount to market its oil and natural gas successfully to current and new customers;

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the ability of Paramount to secure adequate product transportation and storage;

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the ability of Paramount and its industry partners to obtain drilling success consistent with expectations;

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the timely receipt of required regulatory approvals; and

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currency, exchange and interest rates.

Although Paramount believes that the expectations reflected in such forward-looking information is reasonable, undue reliance should not be placed on such forward-looking information as Paramount can give no assurance that such expectations will prove to be correct. Forward-looking information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Paramount and described in the forward-looking information.  These risks and uncertainties include, but are not limited to:

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fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

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general economic and business conditions;

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the ability of Paramount’s management to execute its business plan;

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the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand for oil and gas;

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the ability of Paramount to obtain required capital to finance its exploration, development and operations and the adequacy and costs of such capital;

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risks and uncertainties involving the geology of oil and gas deposits;

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the uncertainty of reserves and resource estimates and reserves life;

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the ability of Paramount to add production and reserves through development and exploration activities;

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the uncertainty of estimates and projections relating to exploration and development costs and expenses, future production and the results of exploration, development and drilling;

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potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

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the availability of future growth prospects and Paramount’s expected financial requirements;

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risks inherent in Paramount's marketing operations, including counterparty credit risk;

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Paramount’s ability to obtain equipment, services, supplies and personnel in a timely manner to carry out its activities;

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Paramount's ability to secure adequate product transportation and storage;

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imprecision in estimates of product sales and the anticipated revenues from such sales;

▪

weather conditions;

▪

the possibility that government laws, regulations or policies, including taxation laws, environmental laws and regulatory programs and royalty programs may change or governmental or regulatory approvals may be delayed or withheld;

▪

the value and liquidity of Paramount’s investments in other entities and the returns on such investments;

▪

uncertainty regarding aboriginal land claims and co-existing with local populations; and

▪

other risks and uncertainties described elsewhere in this document or in Paramount's other filings with Canadian securities authorities and the United States Securities and Exchange Commission.

The forward-looking information contained in this document is made as of the date hereof and, except as required by law, Paramount undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Non-GAAP Measures

“Funds flow from operations”, “Funds flow from operations, per Boe”, “Netback”, and “Net Debt” are used to assist management in measuring the Company’s ability to finance capital programs and meet financial obligations. Funds flow from operations refers to cash flows from operating activities before net changes in operating working capital. Netback equals petroleum and natural gas sales less royalties, operating costs, production taxes and transportation costs. Refer to the calculation of Net Debt in the liquidity and capital resources section of this document. Non-GAAP measures should not be considered in isolation or construed as alternatives to their most directly comparable measure calculated in accordance with GAAP, or other measures of financial performance calculated in accordance with GAAP.

Oil and Gas Measures and Definitions

This document contains disclosure expressed as “Boe”, “Bcfe” and “Boe/d”. All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.